December 19, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Amendment No. 4 to Registration Statement on Form F-4
Filed November 29, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 17, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on November 29, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 5 to the Registration Statement on Form F-4 (the “Amendment No. 5”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form F-4

General

1.	We note your revised disclosures in response to prior comment 1. We also note your response where you state that the Sponsor incentive shares were not impacted by the Convertible Note financing as such incentive shares are separate from, and not contingent on, the Convertible Notes financing. In your definitions of frequently used terms, you define Transaction Financing, which you then refer to in your definition of Incentive Shares. Your discussion of the Transaction Financing on page 41 appears to include the Convertible Notes financing. Please tell us, and revise to clarify, whether the Convertible Notes qualify as a Transaction Financing, as defined. If so, tell us, and revise your disclosures as necessary, to clarify why the Sponsors chose not to use the Incentive Shares in conjunction with such Transaction Financing. In addition, to the extent true, revise your disclosures (including on the cover page), to clarify that you expect the Sponsor will retain the 2.0 million Incentive Shares, which are not subject to lock-up agreements and may be considered additional compensation.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 5 (i) on page 11 to clarify that the Convertible Notes qualify as Transaction Financing, and (ii) on the cover page and pages 8, 35, 41, 105, 120, 121, 132, 135, and 158 to clarify that the Sponsor is expected to retain the 2.0 million Incentive Shares, which are not subject to lock-up agreements, and may be considered additional compensation. The Incentive Shares are reserved by PubCo and are to be issued at the closing of the Business Combination as allocated and determined by the Sponsor, in its sole discretion. The Incentive Shares are intended as an incentive in connection with non-redemption or similar agreements or Transaction Financing. However, the Incentive Shares are not required to be used or disposed for such means, and may be retained at the closing of the Business Combination by the Sponsor, in which case it may be considered additional consideration to the Sponsor. Furthermore, the Incentive Shares were not used in conjunction with the Convertible Notes financing because issuance of the Incentive Shares was not part of the terms agreed by and between GCL and the respective convertible note investors.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.